UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

5 KINNERET STREET, BNEI BRAK, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of Elbit consists of the following document, which is attached hereto and incorporated by reference herein:

99.1.	Press Release: ELBIT IMAGING LTD. ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON FORM 20-F THROUGH ITS WEBSITE PURSUANT TO NASDAQ LISTING RULE 5250(D).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2014	ELBIT IMAGING LTD. (Registrant) By: /s/Ron Hadassi —————————————— Ron Hadassi Chairman of the Board of Directors

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1.	Press Release: ELBIT IMAGING LTD. ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORT ON FORM 20-F THROUGH ITS WEBSITE PURSUANT TO NASDAQ LISTING RULE 5250(D).